                      SECURITIES AND EXCHANGE COMMISSION

                            Washington D.C.  20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                                Comdisco, Inc.
                                --------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                        (Title of class of securities)

                                  200336-10-5
                                  -----------
                                (CUSIP Number)

                  Jeremiah M. Fitzgerald, 6111 N. River Rd.,
                       Rosemont, IL  60018, 847-698-3000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                March 15, 2001
                                --------------
            (Date of event which requires filing of this statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

  Check the following box if a fee is being paid with this statement: [ ]

CUSIP NO. 200336-10-5
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons       Nicholas K. Pontikes ###-##-####
      S.S. or I.R.S. Identifica-
      tion Nos. of Above Persons
--------------------------------------------------------------------------------
(2)   Check the appropriate Box        (a)
      if a Member of a Group           (b)
--------------------------------------------------------------------------------
(3)   SEC Use Only
--------------------------------------------------------------------------------
(4)   Source of Funds                  Not applicable
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal
      Proceedings is Required to
      Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of          Nicholas K. Pontikes - USA
      Organization
--------------------------------------------------------------------------------
Number of Shares                     (7)  Sole Voting Power          33,474,230
Beneficially Owned
by Each Reporting            ---------------------------------------------------
Person With                          (8)  Shared Voting                 165,120
                                     -------------------------------------------
                                     (9)  Sole Dispositive           33,474,230
                             --------------------------------------------------
                                     (10) Shared Dispositive            449,120
                                          Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                                 33,923,350
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)  Percent of Class Represented
      by Amount in Row (11)                           22.3%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person        Nicholas K. Pontikes   IN
--------------------------------------------------------------------------------

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CUSIP NO. 200336-10-5
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons Dorene Pontikes Trust 36-7076140
      S.S. or I.R.S. Identifica-
      tion Nos. of Above Persons
--------------------------------------------------------------------------------
(2)   Check the appropriate Box                    (a)
      if a Member of a Group                       (b)
--------------------------------------------------------------------------------
(3)   SEC Use Only
--------------------------------------------------------------------------------
(4)   Source of Funds                  Not applicable
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal
      Proceedings is Required to
      Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of                                         Illinois
      Organization
--------------------------------------------------------------------------------
Number of Shares                     (7)  Sole Voting Power          17,027,255
Beneficially Owned
by Each Reporting            ---------------------------------------------------
Person With                          (8)  Shared Voting                     -0-
                             ---------------------------------------------------
                                     (9)  Sole Dispositive           17,027,255
                             ---------------------------------------------------
                                     (10) Shared Dispositive                -0-
                                          Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                                 17,027,255
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)  Percent of Class Represented
      by Amount in Row (11)                                                11.2%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person                                         00 Trust

--------------------------------------------------------------------------------

CUSIP NO. 200336-10-5
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons       Ponchil Limited Partnership-36-3347591
      S.S. or I.R.S. Identifica-
      tion Nos. of Above Persons
--------------------------------------------------------------------------------
(2)   Check the appropriate Box        (a)
      if a Member of a Group           (b)
--------------------------------------------------------------------------------
(3)   SEC Use Only
--------------------------------------------------------------------------------
(4)   Source of Funds                  Not applicable
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal
      Proceedings is Required to
      Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of          Illinois
      Organization

--------------------------------------------------------------------------------
Number of Shares                     (7)  Sole Voting Power
Beneficially Owned                                                    9,818,506
by Each Reporting                         --------------------------------------
Person With                          (8)  Shared Voting
                                                                            -0-
                                          --------------------------------------
                                     (9)  Sole Dispositive Power
                                                                      9,818,506
                                          --------------------------------------
                                     (10) Shared Dispositive Power
                                                                            -0-
--------------------------------------------------------------------------------
(11)  Aggregate Amount
      Beneficially
      Owned by Each
      Reporting Person                                                9,818,506
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares
--------------------------------------------------------------------------------
(13)  Percent of Class Represented
      by Amount in Row (11)                                                 6.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person
                                                                             PN

Item 1:     Security and Issuer, is hereby amended in its entirety as follows:

This statement constitutes Amendment No. 4 to the Statement on Schedule 13D filed with the Securities Exchange Commission ("SEC") originally filed on July 13, 1994 and last amended February 6, 1995 (the "Amended 13D"), and relates to shares of Comdisco Stock, $.10 par value (the "Shares"), of Comdisco, Inc. a Delaware corporation ("Comdisco"), beneficially owned by Nicholas K. Pontikes, the Dorene Pontikes Trust and Ponchil Limited Partnership, an Illinois limited partnership (the "Partnership"). Unless otherwise stated herein, there are no material changes in the information set forth in the Amended Schedule 13D, which remains in full force and effect. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings ascribed to them in the Amended Schedule 13D.

The principal executive offices of Comdisco are located at 6111 North River Road, Rosemont, Illinois 60018.

Item 2:  Identity and Background.

The information provided in response to Item 2 in the Amended 13D is hereby amended to include the following new business address for each of Mr. Pontikes, the Dorene Pontikes Trust, the Partnership, Ponfam and the executive officers, directors and controlling persons of Ponfam:

                  1230 West Altgeld, Chicago, Illinois, 60018

The information provided in response to Item 2 in the Amended 13D is hereby amended to include the following present principal occupation of Mr. Pontikes:

                              Director of Comdisco

Item 3:  Source and Amount of Funds or Other Consideration.  N/A

Item 4:  Purpose of Transaction, is hereby amended in its entirety as follows.

Each of Mr. Pontikes, the Dorene Pontikes Trust and the Partnership hold the Shares for investment purposes.

On March 15, 2001, the Non-Exempt Marital Trust Under Will of Kenneth N. Pontikes ("NEMT"), a Pontikes family trust for which Mr. Pontikes holds sole voting and dispositive power, sold 333,333 Shares in open market transactions on the New York Stock Exchange.

On March 15, 2001, the Dorene Pontikes Trust sold 666,667 Shares in open market transactions on the New York Stock Exchange.

Each of the Dorene Pontikes Trust and the NEMT has adopted a plan pursuant to the provisions of Rule 10b5-1(c)(1)(i) of the Securities Exchange Act of 1934, as follows:

     (1) The Dorene Pontikes Trust has authorized a third party broker to sell up to a total of 1,666,667 Shares by selling up to 50,000 Shares on each trading day beginning on March 29, 2001 through May 15, 2001 and up to 16,667 Shares on May 16, 2001. Through April 24, 2001, the Dorene Pontikes Trust has sold 900,000 Shares under this plan.

     (2) The NEMT has authorized a third party broker to sell up to an aggregate of 833,333 Shares by selling 25,000 Shares on each trading day beginning on March 29, 2001 through May 15, 2001 and up to 8,333 Shares on May 16, 2001. Through April 24, 2001, the NEMT has sold 450,000 Shares under this plan.

     (3) All such sales are to be made on or before May 16, 2001, at which time the plans will expire.

Any sales under the plans are to be made in open market transactions on the New York Stock Exchange consistent with ordinary principles of best execution.

Depending on market conditions and other factors that they may deem material to their investment decisions, any of Mr. Pontikes (directly or through the entities for which he holds voting or disposition power), the Dorene Pontikes Trust and the Partnership may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he or it now owns or hereafter may acquire. Any such future decisions will be made by each of Mr. Pontikes, the Dorene Pontikes Trust and the Partnership in light of the then current financial condition and prospects of Comdisco, the market value of the Shares, the financial condition of the transacting person or entity and other relevant factors.

Except as set forth in this Item 4, none of Mr. Pontikes, the Dorene Pontikes Trust or the Partnership has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. Each of Mr. Pontikes, the Dorene Pontikes Trust and the Partnership, however, reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5: Interest in Securities of the Issuer, is hereby amended in its entirety as follows:

Each of the calculations in this Item 5 are based on 151,415,848 Shares outstanding as of December 31, 2000, as reported in Comdisco's Quarterly Report in Form 10-Q for the quarter ended December 31, 2000.

I.  Nicholas Pontikes.  (a) Following the transactions described in paragraph
(c) below, Nicholas Pontikes beneficially owns 33,923,350 Shares, representing approximately 22.3% of the total outstanding Shares of Comdisco Stock.

     (b) Mr. Pontikes exercises sole voting and dispositive powers with respect to the Shares reported in (a) above as follows: Nicholas K. Pontikes 1994 Trust, 152,183 Shares; Dorene Pontikes Trust, 17,027,255 shares; NEMT, 5,367,877 shares; Pontikes Exempt Marital Trust, 268,154 shares; the Partnership, 9,818,506 shares; Nicholas K. Pontikes SIP Trust, 600,000 shares; and various family trusts, 121,834 shares. Mr. Pontikes shares voting and dispositive powers with respect to 165,120 Shares reported in (a) above held by the Pontikes Family Foundation. Mr. Pontikes has no voting power but shares dispositive powers with respect to 284,000 Shares as trustee of a trust holding a remainderman interest in a tenancy-for-years. Mr. Pontikes also holds stock options to purchase up to 718,421 Shares that are exercisable within 60 days of this Schedule 13D as amended, which amount is included in this beneficial holdings (for which he has sole voting and dispositive power). Mr. Pontikes also holds 3,388 shares indirectly through Comdisco's ESOP and an additional 548 indirectly through Comdisco's retirement plan, which shares are not included in the above total.

     (c) On March 15, 2001, the Dorene Pontikes Trust and the NEMT sold 1,000,000 Shares in open market transactions on the New York Stock Exchange. Between March 29, 2001 and April 24, 2001 the Dorene Pontikes Trust sold 900,000 Shares and the NEMT sold 450,000 Shares in open market transactions on the New York Stock Exchange as detailed in Schedule A to this Amendment.

     (d), (e)  Not applicable.

II. (a) Pontikes Trust. Following the transactions described in paragraph (c) below, the Dorene Pontikes Trust owns directly 17,027,255 Shares representing approximately 11.2% of the total outstanding Shares of Comdisco Stock.

     (b) Nicholas Pontikes, as successor trustee, has sole power to vote and sole power to direct the disposition of the shares owned by the Pontikes Trust.

     (c) On March 15, 2001, the Dorene Pontikes Trust sold 666,667 Shares in open market transactions on the New York Stock

Exchange. During the period of March 29, 2001 through April 24, 2001, the Dorene Pontikes Trust sold 900,000 Shares in open market transactions on the New York Stock Exchange as detailed on Schedule A to this Amendment.

     (d), (e)    Not applicable.

III. (a) Ponchil Limited Partnership. As of the date hereof, the Partnership owns directly 9,818,506 Shares , representing approximately 6.5% of the total outstanding Shares of Comdisco Stock.

     (b) Nicholas Pontikes, as director and president of the Partnership's general partner (Ponfam), and as trustee of various trusts which have the controlling interest in Ponfam, has sole power to vote and dispose of the Shares directly owned by the Partnership. Ponfam directly owns no Shares of Comdisco Stock.

     (c), (d), (e)    Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in the Schedule 13D as hereby amended or in the Exhibits thereto and incorporated herein by reference, none of Mr. Pontikes, the Dorene Pontikes Trust or the Partnership has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Comdisco, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares.

Item 7:  Material to be Filed as Exhibits.

Joint filing undertaking dated July 12, 1994 by and among Nicholas Pontikes, Dorene Pontikes Trust, and Ponchil Limited Partnership as required by
Rule 13d-1(f) of the Securities Exchange Act (incorporated by reference to
Exhibit 1 to the original Schedule 13D filed July, 1994).

                                 Signatures
                                 ----------

  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

April 25, 2001


                                      /s/ Nicholas K. Pontikes
                                      -------------------------
                                      Nicholas K. Pontikes

                                      DORENE PONTIKES TRUST


                                      By: /s/ Nicholas K. Pontikes
                                          ------------------------
                                      Nicholas K. Pontikes, as Trustee


                                      PONCHIL LIMITED PARTNERSHIP
                                      PONFAM CORP., General Partner


                                      By: /s/ Nicholas K. Pontikes
                                          ------------------------
                                      Nicholas K. Pontikes as
                                      authorized signatory of the
                                           General Partner

                          Schedule A
                          ----------

     Item 5(b c) - Additional Sales in the Prior 60 Days

--------------------------------------------------------------
  Sale Date         Seller    No. of Shares Sold    Sale Price
--------------------------------------------------------------
March 29, 2001      Trust            50,000            $8.05
                    NEMT             25,000
--------------------------------------------------------------
March 30, 2001      Trust            50,000            $7.40
                    NEMT             25,000
--------------------------------------------------------------
April 02, 2001      Trust            50,000            $7.53
                    NEMT             25,000
--------------------------------------------------------------
April 03, 2001      Trust            50,000            $5.95
                    NEMT             25,000
--------------------------------------------------------------
April 04, 2001      Trust            50,000            $3.00
                    NEMT             25,000
--------------------------------------------------------------
April 05, 2001      Trust            50,000            $3.22
                    NEMT             25,000
--------------------------------------------------------------
April 06, 2001      Trust            50,000            $2.99
                    NEMT             25,000
--------------------------------------------------------------
April 09, 2001      Trust            50,000            $2.69
                    NEMT             25,000
--------------------------------------------------------------
April 10, 2001      Trust            50,000            $2.52
                    NEMT             25,000
--------------------------------------------------------------
April 11, 2001      Trust            50,000            $2.23
                    NEMT             25,000
--------------------------------------------------------------
April 12, 2001      Trust            50,000            $1.55
                    NEMT             25,000
--------------------------------------------------------------
April 16, 2001      Trust            50,000            $1.41
                    NEMT             25,000
--------------------------------------------------------------
April 17, 2001      Trust            50,000            $1.25
                    NEMT             25,000
--------------------------------------------------------------
April 18, 2001      Trust            50,000            $1.99
                    NEMT             25,000
--------------------------------------------------------------
April 19, 2001      Trust            50,000            $2.08
                    NEMT             25,000
--------------------------------------------------------------
April 20, 2001      Trust            50,000            $2.91
                    NEMT             25,000
--------------------------------------------------------------
April 23, 2001      Trust            50,000            $3.24
                    NEMT             25,000
--------------------------------------------------------------
April 24, 2001      Trust            50,000            $2.87
                    NEMT             25,000
--------------------------------------------------------------
            Total:  Trust           900,000
                    NEMT            450,000
--------------------------------------------------------------